

Angie Cao · 3rd

Owner Angie Cao Photo and Co-Founder Form & Fiction

San Francisco Bay Area · 265 connections · **Contact info**

F&F **Form & Fiction**

Brooks Institute **Brooks Institute of Photography**

Experience

F&F

Co-Founder
Form & Fiction
Feb 2010 – Present · 10 yrs 7 mos

Photographer/Owner
Angie Cao Photo
2005 – Present · 15 yrs
San Francisco

Photographer's Assistant/Studio Manager
Freelance
2000 – 2004 · 4 yrs

Education

Brooks Institute

Brooks Institute of Photography
Bachelor of Science (B.S.), Commercial Photography
1995 – 1998

Skills & Endorsements

Still Life · 5

Laura Johnston and 4 connections have given endorsements for this skill

Large Format · 1

Justin Brinson has given an endorsement for this skill

Lighting · 1

Justin Brinson has given an endorsement for this skill

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Recommendations

Received (0)   **Given (1)**



Fanny Pan
Food Stylist
August 30, 2016, Angie worked
with Fanny but at different
companies

In the many years that I have collaborated with Fanny she h
always delivered beautifully styled food to my set, making r
a whole lot easier. We've faced plenty of challenges togethe
not one of them have ever stumped her or changed her pos
attitude.She is a pleasure to work with and my client... **See**

